Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 001-40193

Date: November 16, 2021

FOR IMMEDIATE RELEASE

SOUNDHOUND INC., GLOBAL LEADER IN VOICE AI TECHNOLOGY, TO BECOME PUBLICLY TRADED THROUGH PROPOSED MERGER WITH ARCHIMEDES TECH SPAC PARTNERS CO.

●	SoundHound’s independent voice AI platform, built on proprietary natural language technology, enables businesses to deliver best-in-class conversational experiences to their customers across 22 languages.
●	Voice AI is projected to be a $160 billion market opportunity and SoundHound is at the forefront of helping brands build differentiated, voice-enabled experiences that grow customer loyalty and deliver value.
●	SoundHound has gained wide market adoption and powers the voice experience in leading global brands including Hyundai, Mercedes-Benz, Pandora, Mastercard, Deutsche Telekom, Snap, VIZIO, KIA, and Stellantis, among others.
●	Transaction values SoundHound at a pro-forma enterprise value of approximately $2.1 billion and provides up to $244 million in gross proceeds, including $133 million from Archimedes’ cash-in-trust and $111 million from a fully committed common equity PIPE that is priced at $10.00 per share.
●	The PIPE is anchored by Oracle, Qatar First Bank, Koch Industries, and MKaNN Ventures as well as investments by Cota Capital, VIZIO, HTC, FIH Mobile (a Foxconn Technology Group company), Structural Capital, Provco Group, Sompo, Pejman Nozad, and others. The PIPE includes equal contribution from strategic and financial investors, demonstrating strong validation of SoundHound’s technology and business.
●	The transaction is expected to close in Q1 of 2022. The combined company will be named SoundHound AI, Inc. and plans to be listed on Nasdaq under the new ticker symbol SOUN.
●	Management of SoundHound and Archimedes will release a joint investor webcast to discuss the proposed transaction on November 16, 2021 at 10:00 am ET. The webcast will be viewable at investors.soundhound.com

Santa Clara, CA and New York, NY – November 16, 2021 – SoundHound Inc. (“SoundHound”), a global leader in voice artificial intelligence (“voice AI”), and Archimedes Tech SPAC Partners Co. (NASDAQ: “ATSPU” units, “ATSPT” subunits and “ATSPW” warrants) (“Archimedes”), a blank check company, today announced they have entered into a definitive merger agreement. The combined company will be called SoundHound AI, Inc. and is expected to be publicly listed on Nasdaq under the symbol SOUN following the closing of the transaction.

SoundHound has developed an independent voice AI platform that allows businesses across industries to integrate intelligent conversational voice assistants into their products. SoundHound’s breakthrough innovations include Speech-to-Meaning® and Deep Meaning Understanding® technologies that process speech in one step with speed and accuracy, allowing people to interact with products and services the same way they do with each other—by simply talking.

Adoption of voice AI is rapidly expanding, with the market opportunity expected to reach $160 billion by 2026. Businesses across industries are realizing that voice is the next frontier for their brands in the digital revolution and are adopting voice AI to deliver differentiated customer experiences. Today, SoundHound’s technology powers the voice experience in millions of products from leading global brands, including Hyundai, Mercedes-Benz, Pandora, Mastercard, Deutsche Telekom, Snap, VIZIO, KIA, Stellantis, and more. SoundHound processes over 100 million queries per month across the company’s ecosystem of product partnerships. Query volume doubled in the first half of 2021 and is projected to exceed 1 billion by the end of the year.

“We believe voice AI is poised to create the next major disruption in computing. Companies across industries recognize that voice AI is essential to customer retention, brand loyalty, market competitiveness, and future success. The growing demand for those companies to own their customer relationships and data have positioned SoundHound as a leading solution for voice assistants globally,” stated Keyvan Mohajer, CEO and Co-Founder, SoundHound Inc. “This transaction will accelerate our mission to voice-enable the world with conversational intelligence.”

SoundHound’s leading-edge technology has been developed over the last 16 years and includes 227 patents granted or pending with solutions available across cloud-only, embedded-only, and hybrid connectivity. The technology is available in 22 languages, with additional languages planned in the near future. The company’s developer platform, Houndify®, gives clients access to dashboards and development tools to analyze customer usage and behavior and better optimize the voice experience of their products.

SoundHound’s custom voice assistants allow businesses to build customer loyalty and deliver real business value with enhanced customer experiences and new monetization opportunities. For example, using SoundHound, businesses can voice-enable their products so consumers can say things like, “Turn off the air conditioning and lower the windows,” while in their cars, “Find romantic comedies released in the last year,” while streaming on their TV, and even place food orders from their devices or at a drive-through. Additionally, SoundHound’s technology can address complex user queries such as, “Show me all restaurants within half a mile of the Space Needle that are open past 9pm on Wednesdays and have outdoor seating,” and follow-on qualifications such as “Okay, don’t show me anything with less than 3 stars or fast food.”

The SoundHound developer platform, Houndify®, is an open-access platform that allows developers to leverage SoundHound’s voice AI technology and a library of over 100 content domains, including commonly used domains for points of interest, weather, flight status, sports, and more. Houndify’s Collective AI® is an architecture for connecting domain knowledge that encourages collaboration and contribution among developers, is always learning, and is greater than the sum of its parts—ensuring the platform continues to become smarter as it grows.

Eric Ball, Chairman of Archimedes, stated, “Much like Apple disrupted and revolutionized human-machine interaction via the perfection of touch, SoundHound is poised to disrupt and revolutionize human-machine interaction via voice. SoundHound, with its breakthrough natural language technology and Collective AI approach, as well as its status as an independent voice AI provider, enables device makers around the world to incorporate conversational AI into their products and join a growing voice AI ecosystem, all while retaining full control of their brand. SoundHound is being embraced by an ever-increasing list of industry-leading clients, partners and investors and Archimedes is proud and thrilled to be the one to bring SoundHound to the public market.”

Following completion of the transaction, SoundHound will retain its experienced management team, which includes Keyvan Mohajer (Founder & CEO), Majid Emami (Co-Founder & VP of Engineering), James Hom (Co-Founder & VP of Products), Michael Zagorsek (COO), Nitesh Sharan (CFO), Tim Stonehocker (CTO), Kamyar Mohajer (VP Corporate Strategy & Expansion), Amir Arbabi (VP Business Development), Angeline Tucker (VP People & Culture), Warren Heit (VP Legal & General Counsel), and Lisa Flattery (VP Marketing).

In 2005, SoundHound’s founders, a group of Stanford graduates, embarked on a journey to build the capability for people to have conversational interactions with machines. They first developed an approach to sound recognition that led to a music recognition mobile app which has received over 315 million downloads worldwide. Over the next 10 years, the SoundHound team worked on a fundamentally new technology to revolutionize human-to-device voice interaction. In 2015, SoundHound unveiled its voice AI platform to the world. By combining the two-step process of converting speech-to-text and then text-to-speech into a single step with its Speech-to-Meaning® technology, SoundHound opened up the possibility for businesses to build custom voice assistants that deliver faster, more accurate voice experiences to their customers.

Today, voice assistants are becoming ubiquitous. Universal adoption of voice interfaces has created an imperative for companies of all sizes across industries: Extend your brand through a custom voice assistant to retain your customer relationships and create a new channel for innovation, monetization, and revenue generation. In response, leading companies, including automotive OEMs, consumer electronics, streaming services, telecom companies, and financial services organizations have turned to SoundHound to help them create an industry-leading interactive voice experience.

Prior to today’s announcement, SoundHound has already created an unprecedented industry alliance with over $280 million of prior investments from Hyundai, Daimler AG / Mercedes-Benz, Samsung, Tencent, NVIDIA, Orange, Korea Telecom, Nomura, Midea, Naver, Line, Cota Capital, Sompo Japan, Walden VC, Kleiner Perkins, Translink Capital, The Private Shares Fund, Global Catalyst Partners, and more.

Transaction Details

The transaction is expected to deliver up to $244 million of gross proceeds, including the contribution of up to $133 million of cash held in Archimedes’ trust account, subject to redemptions by Archimedes subunit holders. Of such amount, $111 million will come from fully-committed common equity PIPE that is priced at $10.00 per share and is anchored by Oracle, Qatar First Bank, Koch Industries, and MKaNN Ventures as well as investments by Cota Capital, VIZIO, HTC, FIH Mobile (a Foxconn Technology Group company), Structural Capital, Provco Group, Sompo, Pejman Nozad, and others.

All cash remaining on Archimedes’ balance sheet at the closing of the transaction, after paying off transaction expenses, is expected to remain on SoundHound AI, Inc.’s balance sheet for working capital, growth capex, and other general corporate purposes.

The Board of Directors of SoundHound and Archimedes, respectively, have approved the transaction. The transaction will require the approval of the stockholders of Archimedes and SoundHound, and is subject to other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the first quarter of 2022.

As part of the transaction, the outstanding equity of SoundHound will be converted into equity of the combined company.

Advisors

Guggenheim Securities, LLC is serving as exclusive financial advisor and capital markets advisor to SoundHound. Ellenoff Grossman & Schole, LLP is serving as legal advisor to SoundHound.

EarlyBirdCapital, Inc. is serving as financial advisor and Loeb & Loeb is serving as legal advisor to Archimedes.

Investor Webcast Information

Management of SoundHound and Archimedes will host a joint investor webcast to discuss the proposed transaction on November 16, 2021, at 10:00 am ET. The investor webcast will be made available on SoundHound’s website investors.soundhound.com. On the webcast, the presenters will be reviewing an investor presentation, which will be available on both Archimedes’ and SoundHound’s websites. The investor presentation and the transcript of the webcast, along with the press release, have been filed with the SEC as exhibits to Archimedes’ Current Report on Form 8-K prior to the webcast and are available on the SEC website at www.sec.gov.

About SoundHound Inc.

SoundHound Inc., a leading innovator of conversational intelligence, offers an independent voice AI platform that enables businesses across industries to deliver best-in-class conversational experiences to their customers. Built on proprietary Speech-to-Meaning® and Deep Meaning Understanding® technologies, SoundHound’s advanced voice AI platform provides exceptional speed and accuracy and enables humans to interact with products and services like they interact with each other—by speaking naturally. SoundHound is trusted by companies around the globe, including Hyundai, Mercedes-Benz, Pandora, Mastercard, Deutsche Telekom, Snap, VIZIO, KIA, and Stellantis. www.soundhound.com

About Archimedes Tech SPAC Partners Co.

Archimedes Tech SPAC Partners Co. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in the artificial intelligence, cloud services, and automotive technology sectors.

Archimedes is led by Chairman Dr. Eric R. Ball, Chief Executive Officer & President Stephen N. Cannon, Chief Operating Officer Daniel Sheehan, Chief Financial Officer Long Long, and advised by its special advisor, Brent Callinicos.

Archimedes’ units, subunits and warrants are currently trading on the Nasdaq Capital Market under the symbols “ATSPU,” “ATSPT,” and “ATSPW,” respectively. Each “ATSPU” unit contains one subunit and ¼ warrant and holders of the unit may elect to separately trade the Company’s subunits and warrants included in the units under the symbols “ATSPT” and “ATSPW,” respectively. Those units not separated continue to trade on the Nasdaq Capital Market under the symbol “ATSPU.” Each “ATSPT” subunit contains one share of the Company’s common stock and ¼ warrant. The subunits will not separate into shares of the Company’s common stock and warrants unless and until the Company consummates an initial business combination. If a holder of the subunit elects to redeem the share of common stock underlying the subunit for cash in trust upon the merger, the ¼ warrant underlying the subunit will be forfeited by the holder.

Important Information and Where to Find It

This press release relates to a proposed transaction between Archimedes and SoundHound. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes’s stockholders in connection with the proposed transaction. Information about Archimedes’s directors and executive officers and their ownership of Archimedes’s securities is set forth in Archimedes’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Archimedes or SoundHound, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this press release and on the current expectations of Archimedes’ and SoundHound’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Archimedes and SoundHound. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Company or the expected benefits of the Transaction, if not obtained; the failure to realize the anticipated benefits of the Transaction; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of Archimedes prior to the Business Combination, and the Company following the Business Combination, to maintain the listing of the Company’s shares on Nasdaq; costs related to the Transaction; the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the definitive merger agreement by the shareholders of Archimedes, the satisfaction of the minimum cash requirements of the definitive merger agreement, which is an amount equal to the PIPE commitments as of the date of the Merger Agreement, following any redemptions by Archimedes’ public shareholders; the risk that the Transaction may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a PIPE transaction; the outcome of any legal proceedings that may be instituted against Archimedes or SoundHound related to the Transaction; the attraction and retention of qualified directors, officers, employees and key personnel of Archimedes and SoundHound prior to the Business Combination, and the Company following the Business Combination; the ability of the Company to compete effectively in a highly competitive market; the ability to protect and enhance SoundHound’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in SoundHound’s or the Company’s industry; and, the uncertain effects of the COVID-19 pandemic; competition from larger technology companies that have greater resources, technology, relationships and/or expertise; future financial performance of the Company following the Business Combination including the ability of future revenues to meet projected annual bookings; the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the ability of the Company to generate sufficient revenue from each of our revenue streams; the ability of the Company’s patents and patent applications to protect the Company’s core technologies from competitors; the Company’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions, advertisements; product sales and/or services; the Company’s ability to execute its business plans and strategy; and those factors set forth in documents of Archimedes filed, or to be filed, with SEC. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Archimedes nor SoundHound presently know or that Archimedes and SoundHound currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Archimedes, and SoundHound’s current expectations, plans and forecasts of future events and views as of the date of this press release. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Archimedes and SoundHound described above. Archimedes and SoundHound anticipate that subsequent events and developments will cause their assessments to change. However, while Archimedes and SoundHound may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Archimedes’ or SoundHound’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

SoundHound, Inc.

Lisa Flattery

(408) 441-3294

SoundHound@hotwireglobal.com

Archimedes Tech SPAC Partners Co.

Peter Wright

(617) 454-1088

ArchimedesSPAC@intro-act.com

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